UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACME COMMUNICATIONS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004631107 (CUSIP Number)

December 31, 2006

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705904 10 0	Page 2 of 6 Pages

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

Alta Communications, Inc. 04-3316730
(2)	Check The Appropriate Box If A Member Of A Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Massachusetts

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power

-0-
(6) Shared Voting Power

1,151,520 Please also refer to Attachment A
(7) Sole Dispositive Power

-0-
(8) Shared Dispositive Power

1,151,520 Please also refer to Attachment A

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person

1,151,520 Please also refer to Attachment A
(10)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(11)	Percent Of Class Represented By Amount In Row (11)

6.9% Please also refer to Attachment A
(12)	Type Of Reporting Person

IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer:

ACME Communications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2101 E. Fourth Street, Suite 202 A, Santa Ana, CA 92705

Item 2.

	(a)	Name of Person Filing:

(i) Alta Communications, Inc., a Massachusetts corporation

	(b)	Address of Principal Business Office:

200 Clarendon Street Floor 51 Boston, MA 02116

	(c)	Citizenship/Place of Organization:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

004631107

Item 3.	This statement is filed pursuant to Rule 13d-1 (c)

Item 4.	Ownership

(a) Amount Beneficially Owned: 1,151,520 Please also refer to Attachment A

(b) Percent of Class: 6.9% Please also refer to Attachment A

(c) Number of shares as to which such person has: Please also refer to Attachment A

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: 1,151,520 Please also refer to Attachment A

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 1,151,520 Please also refer to Attachment A

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Please refer to Attachment A

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007

Alta Communications Inc.

By:	/s/ Eileen McCarthy
Eileen McCarthy, VP Finance

Attachment A / ACME Communications, Inc.

Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta Communications VI, L.P. (“Alta VI”) and Alta Comm S by S, LLC (“Alta S by S”). At December 31, 2006, the beneficial ownership is as follows:

Alta VI	1,125,892 shares of Common Stock
Alta S by S	25,628 shares of Common Stock

Total:	1,151,520 shares

The respective general partner of Alta VI and the members of Alta S by S exercise sole voting and investment powers with respect to the securities held by the funds.

The General Partners of Alta Communications VI Management Partners, L.P. (which is the general partner of Alta VI) and the members of Alta S by S may be deemed to share voting and investment powers with respect to the securities held by these respective funds. These general partners and members disclaim beneficial ownership of all such securities held by the fund except to the extent of their proportionate pecuniary interests therein.

Mr. Brian McNeill, a director of the Company, is a General Partner of Alta Communications VI Management Partners, L.P. As a general partner of this fund, he may be deemed to share voting and investment powers with respect to the shares held by the fund. Mr. McNeill is also a member of Alta S by S and may be deemed to share voting and investment powers with respect to the shares held by the fund. He disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interests therein.